EXHIBIT 21.1

SUBSIDIARIES OF HIGHER ONE HOLDINGS, INC.

Subsidiary	Jurisdiction of Incorporation
Higher One, Inc.(1)	Delaware
Higher One Machines, Inc.(2)	Delaware
Higher One Real Estate, Inc. (2)	Delaware
Higher One Real Estate SP, LLC (3)	Delaware
Higher One Financial Technology Private Limited (4)	India

(1)	100% owned by Higher One Holdings, Inc.

(2)	100% owned by Higher One, Inc.

(3)	98% owned by Higher One Real Estate, Inc.

(4)	99.995% owned by Higher One, Inc. and Higher One Machines, Inc.